UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 2, 2005

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

2 September 2005
Number 34/05

BHP BILLITON APPOINTS CHIEF HUMAN CAPITAL & EXCELLENCE OFFICER

BHP Billiton announced today the appointment of Mr Marcus Randolph to the position of Chief Human Capital & Excellence Officer. Mr Randolph replaces Mr Ian Fraser, formerly Group Vice President - Human Resources. In this role Mr Randolph will have responsibility for Human Resources, Business Excellence and Information Technology and will join the Office of the Chief Executive.

Mr Randolph joined BHP Billiton in 1999 and became President of Diamonds and Specialty Products in 2002. Mr Randolph is very familiar with all of BHP Billiton's businesses, having been a member of the Executive Committee since 2001. As a result, he has direct, first hand experience in talent identification, people development and succession planning and the role that the Company's employees play in creating an excellent, high performing and sustainable organisation.

Commenting on the appointment, BHP Billiton's Chief Executive Officer, Mr Chip Goodyear, said: "Marcus' operating experience combined with the knowledge he brings as a senior manager in our organisation make him the ideal candidate for this role. This appointment will allow us to continue strengthening our focus on the recruitment, development and retention of our most valuable asset - our people. Business Excellence and Information Technology are the critical tools for streamlining processes and sharing excellence within the Company. Combining these functions highlights the importance of people and the essential role they play in bringing excellence to overall business performance at BHP Billiton."

Mr Randolph's appointment will be effective immediately.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com
Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
 Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 2 September 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary